Exhibit (a)(2)

FOR IMMEDIATE RELEASE	For information contact:
February 14, 2013	Kelly C. Clarke
(804) 727-6321

Apple Six Recommends Rejection of Unsolicited, Opportunistic Tender Offer

by MacKenzie Capital Management, LP

Richmond – February 14, 2013 – Apple REIT Six, Inc. (“Apple Six”) has been notified of an unsolicited tender offer by a group of entities affiliated with MacKenzie Capital Management, LP (collectively “MCM”) to purchase up to 4,600,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) of Apple Six at a price of $8.50 per Unit. The tender offer is limited to 4.6 million Units or approximately 5% of Apple Six’s outstanding Units. Apple Six is not affiliated with MCM, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Apple Six has carefully evaluated the terms of MCM’s offer and unanimously recommends that stockholders reject MCM’s offer and not tender their Units.

As previously announced on November 30, 2012, Apple Six entered into a definitive merger agreement to be acquired by BRE Select Hotels Corp, a newly formed affiliate of Blackstone Real Estate Partners VII L.P., in a merger pursuant to which each issued and outstanding Unit of Apple Six will be converted into the right to receive consideration with a stated value of $11.10 per Unit consisting of:

•	$9.20 in cash, without interest, and

•	one share of 7% Series A Cumulative Redeemable Preferred Stock of BRE Select Hotels Corp having an initial liquidation preference of $1.90 per share (the “New Preferred Shares”).

The Apple Six Board of Directors has unanimously determined that the merger and the merger agreement are advisable and in the best interest of Apple Six and its stockholders and continues to support the merger.

Apple Six has filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 providing a detailed response to MCM’s offer. Apple Six encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Apple Six’s website at www.applereitsix.com.

Please review the Schedule 14D-9 for a complete discussion of the reasons why the Board of Directors of Apple Six believes the offer is not in the best interests of its stockholders. Some of those reasons are as follows:

•	The Board of Directors believes that the $8.50 per Unit offer price represents an opportunistic attempt by MCM to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the stockholders who tender Units of the potential opportunity to realize the long-term value of their investment in Apple Six. However, the Board of Directors notes that because Apple Six is a non-exchange traded REIT, there is a limited market for the Units, and there can be no certainty regarding the long-term value of the Units, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 — “Additional Information” of the Schedule 14d-9 filed with the SEC.

o	Pursuant to the terms of the merger agreement, each issued and outstanding Unit of Apple Six will be converted into the right to receive consideration with a stated value of $11.10 per Unit consisting of (i) $9.20 in cash, without interest, and (ii) one New Preferred Share having an initial liquidation preference of $1.90 per share.

o	The New Preferred Shares will include an option for the holder of any New Preferred Shares to redeem all or a portion of such holder’s New Preferred Shares at the liquidation preference, plus any accumulated and unpaid dividends, after 7-1/2 years following the issuance of the New Preferred Shares in connection with the merger and an initial dividend rate of 7% per share. The New Preferred Shares will also be redeemable by BRE Select Hotels Corp at any time at the liquidation preference, plus any accumulated and unpaid dividends, and will have limited voting rights. The dividend rate on the New Preferred Shares will increase to 11% per share if the New Preferred Shares are not redeemed within five years following the issuance of the New Preferred Shares in connection with the merger. The initial liquidation preference of $1.90 per share will be subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million.

o	The merger agreement contains various closing conditions, including stockholder approval. As a result, there can be no assurance that the merger will close. If the closing conditions are satisfied, including stockholder approval, it is anticipated that the merger would close in the second quarter of 2013.

•	In its tender offer materials, MCM estimates the liquidation value of Apple Six at $11.10 per Unit based on the terms of the merger agreement. MCM’s offer price in this tender offer is more than 23% below MCM’s own estimate of the liquidation value of Apple Six per Unit and more than 7% below the $9.20 per Unit cash consideration in the merger. In its tender offer materials, MCM also states that it believes it will vote its Units in favor of the merger, which would include any Units tendered to it in the Tender Offer.

•	There is no guarantee that the tender offer will be completed in the time frame that the tender offer implies. The tender offer does not expire until March 22, 2013, and it may be extended by MCM in its sole discretion.

Stockholders with questions about this tender offer or other matters should consult his or her financial advisor or Apple Six’s Investor Relations Department at 804.727.6321.

Disclosures

Certain statements contained in this press release other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Apple Six to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of Apple Six to obtain required stockholder or other third-party approvals required to consummate the proposed merger; the satisfaction or waiver of other conditions in the merger agreement; a material adverse effect on Apple Six; the outcome of any legal proceedings that may be instituted against Apple Six and others related to the merger agreement; the failure to consummate debt financing arrangements set forth in a commitment letter received in connection with the merger; the ability of Apple Six to implement its acquisition strategy and operating strategy; Apple Six’s ability to manage planned growth; changes in economic cycles; the outcome of current and future litigation, regulatory proceedings, or inquiries; and competition within the hotel industry. Although Apple Six believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Apple Six or any other person that the results or conditions described in such statements or the objectives and plans of Apple Six will be achieved. In addition, Apple Six’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in Apple Six’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by Apple Six with the SEC on March 12, 2012.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Apple Six with and into BRE Select Hotels Corp, a Delaware corporation (“BRE Select Hotels”), BRE Select Hotels filed a Registration Statement on Form S-4 (File No. 333-186090) with the Securities and Exchange Commission (the “SEC”) on January 18, 2013, which includes a preliminary proxy statement of Apple Six that also constitutes a preliminary prospectus of BRE Select Hotels, as well as other relevant documents concerning the merger. The registration statement has not yet been declared effective by the SEC and may be amended, and the definitive proxy statement/prospectus is not currently available. Apple Six will mail the definitive proxy statement/prospectus to its security holders when it is available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF APPLE SIX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT APPLE SIX, BRE SELECT HOTELS AND THE MERGER. The proxy statement/prospectus and other materials (when they become available) containing information about the proposed transaction, and any other documents filed by Apple Six and BRE Select Hotels with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Apple Six by directing a written request to Apple REIT Six, Inc., 814 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations.

Apple Six and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Apple Six in connection with the merger. Information about those executive officers and directors of Apple Six and their ownership of Apple Six’s securities is set forth in the preliminary proxy statement/prospectus included in the Registration Statement on Form S-4 filed by BRE Select Hotels with the SEC on January 18, 2013 and will be included in the definitive proxy statement/prospectus regarding the merger when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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